Writer’s Direct Dial: +86 10 5920 1090
E-Mail: lhuang@cgsh.com

December 23, 2013

via edgar

Mr. Geoff Kruczek, Attorney-Advisor

Ms. Peggy Kim, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yongye International, Inc. Schedule 13E-3 filed by Yongye International Inc., et al. as amended November 26, 2013 File No. 005-84050

Preliminary Proxy Statement on Schedule 14A as revised November 26, 2013 File No. 001-34444

Dear Mr. Kruczek and Ms. Kim:

On behalf of Yongye International, Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 6, 2013 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended by Amendments Nos. 1 and 2 thereto filed on November 6, 2013 and November 26, 2013, respectively, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on October 28, 2013, as revised by Amendments Nos. 1 and 2 thereto filed on November 6, 2013 and November 26, 2013, respectively, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Securities and Exchange Commission, p. 2

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, and the other filing persons or Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 3 to the preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). Please note that the Revised Proxy Statement and Amended Schedule 13E-3 also include other updates to the Company’s disclosures and internal conforming changes. In addition, marked copies of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against Amendments No. 2 to each of the Schedule 13E-3 and the Proxy Statement, together with a marked copy of Amendment No. 2 to the Schedule 13E-3 showing changes against Amendment No. 1 thereto as requested in Comment No. 1 below, are being provided to the Staff via email.

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Schedule 13E-3

1.	When you file an amendment, please ensure the document you file is marked to show changes. See Rule 310 of Regulation S-T. Please apply this comment to future filings, as well as to the amended Schedule 13E-3 to which this letter relates.

The Company has marked the Revised Proxy Statement and Amended Schedule 13E-3 to show changes from the last filings of such documents, respectively. We will also ensure that documents we file in the future will be marked to show changes.

2.	We note your response to prior comment 1. Please clarify how you determined that Mr. Sun is not your affiliate, given that he currently serves as a director and the nature of his employment with Morgan Stanley and the number of shares it holds. Please also clarify how he is not engaged in this transaction, in light of (i) your statements regarding his participation on behalf of MSPEA Agriculture; (ii) the increased number and percentage of outstanding equity the MS Filing Persons will hold after the transaction; and (iii) your disclosure that he and Mr. Wu are the only executives/directors who will remain in such capacities after the transaction.

We have carefully reviewed the Staff’s published interpretations and we believe the facts involving Mr. Homer Sun are quite different from the typical scenario where an executive of an issuer being acquired in a going private transaction is deemed to be functionally also on the acquirer’s side of the transaction for Schedule 13E-3 purposes. Based on the Commission’s interpretations of Rule 13e-3, only persons who possessed or exercised any control over the issuer for the purposes of the issuer’s negotiation and consideration of the going private transaction should be required to file a Schedule 13E-3. Mr. Sun is a director who only serves in such capacity at the behest of a private equity fund managed by a subsidiary of Morgan Stanley. Neither Mr. Sun nor Morgan Stanley directly or indirectly controls the Company. Mr. Sun recused himself from deliberations of the Company’s board of directors concerning the going private transaction and was not involved on behalf of the Company in any discussions or negotiations in relation to the going private transaction, which was negotiated on behalf of the Company by a special committee of independent directors of the board. Although Mr. Sun participated in certain actions leading up to the going private transaction, he did so on the acquirer’s side of the transaction, as a representative of MSPEA Agricultural Holding Limited (“MSPEA”) and not as a director of the Company. Moreover, Mr. Sun will not be an employee of the Company or Full Alliance International Limited (“Holdco”) following the closing. Therefore, we respectfully advise the Staff that Mr. Homer Sun is not an “affiliate” of the Company who is “engaged” in a going private transaction for purposes of Rule 13e-3.

Securities and Exchange Commission, p. 3

“Affiliate” status.

Consistent with Compliance and Disclosure Interpretations (“C&DIs”) 201.01, 201.05 and 201.06, and Section II.D.3 of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Outline”), the determination of whether a person is an affiliate engaged in a going private transaction is based upon all relevant facts and circumstances with respect to the particular transaction. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls such issuer. The Commission has indicated that a person’s role as a director, by itself, is not sufficient to confer affiliate status. See Release No. 34−16075, n. 6 (1979) (“For the purpose of these going private transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person . . . is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”).

In addition, Mr. Sun is one of 7 directors on the Company’s board of directors and is not in a position to control the vote or quorum requirements with respect to any action by the Company’s board of directors. In his capacity as a director of the Company, Mr. Sun is not engaged in and does not manage the day-to-day operations of the Company. As further described below, Mr. Sun did not participate in the going private transaction as a director. Mr. Sun acted solely as a representative of MSPEA and recused himself from deliberations and approval of the board, and therefore did not exercise any control over the Company in connection with the going private transaction. Furthermore, Mr. Sun has no control relationship with MSPEA and does not himself own any shares of the Company’s stock. As Mr. Sun does not directly or indirectly control the Company in his capacity as a director elected solely by MSPEA, Mr. Sun is not an affiliate of the Company.

Engaging in a going private transaction.

The issue of whether a person is “engaged” in a going private transaction depends on the particular facts and circumstances of the transaction. The Commission has stated that, with respect to senior management, relevant factors to consider include whether such person would: (i) “hold a material amount of the surviving company’s outstanding equity securities”; (ii) “occupy seats on the board of [the surviving] company in addition to senior management positions”; or (iii) “otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b−2 (i.e. whether through the ownership of voting securities, by contract, or otherwise.).” See Current Issues Outline, Section II.D.3.

Securities and Exchange Commission, p. 4

We respectfully submit that Mr. Sun is not engaged in the going private transaction. As an initial matter, Mr. Sun is not currently employed by the Company, nor will he be employed by the Company or Holdco after the closing. Mr. Sun does not personally hold any equity securities of the Company and will not hold any equity securities of the Company or Holdco after the closing, notwithstanding the fact that MSPEA will hold an increased percentage of outstanding equity of the Company after the closing of the going private transaction. Although Mr. Sun is a director, the going private transaction was negotiated by a special committee of independent directors of which Mr. Sun was not a member, and Mr. Sun recused himself from the consideration and approval of the going private transaction. The special committee actively asserted its authority in responding to the acquirers on behalf of the Company during the entire course of the negotiations. To the extent that Mr. Sun was involved in the negotiation of the going private transaction, he was acting solely on behalf of MSPEA in his capacity as a managing director of Morgan Stanley, making the relevant decisions together with other investment officers, and was not acting in his capacity as a director of the Company or in his individual capacity. Although Mr. Sun is expected to be a director of Holdco, which will be the indirect parent of the Company, and a director of the Company after the closing of the going private transaction, he would continue to be nominated by MSPEA in its capacity as a shareholder of Holdco. Please refer to pages i-2, 9, 10, 25, 26, 42, 50, 52, 86 and C-1 of the Revised Proxy Statement for details in respect of the facts set out in this paragraph.

Stated differently, these facts are the opposite of the normal situation that the CD&Is address. Mr. Sun did not participate in the going private transaction in his capacity as a director. The Company was represented in the negotiations by the special committee, of which Mr. Sun was not a member, and Mr. Sun recused himself from deliberations of the board as the going private transaction was being negotiated. His participation in activities relating to the going private transaction was only in his capacity as an employee of Morgan Stanley and did not affect or relate to the arm’s-length negotiations that resulted in the recommendation of the special committee and the signing of the merger agreement. Therefore, we respectfully submit to the Staff that Mr. Sun did not participate or engage in the going private transaction in the manner that a member of the Company’s senior management would for Rule 13e-3 purposes.

Moreover, under analogous circumstances, the Staff did not require directors to become filing persons with respect to other going private transactions (see, for example, Amendment No. 4 to Schedule 13E-3 filed April 29, 2008 in respect of the going private transaction involving Critical Path, Inc., Amendment No. 4 to Schedule 13E-3 filed March 23, 2011 in respect of the going private transaction involving Bell Industries, Inc., Amendment No. 4 to Schedule 13E-3 filed April 11, 2011 in respect of the going private transaction involving Alcon, Inc., and Amendment No. 11 to Schedule 13E-3 filed July 9, 2013 in respect of the going private transaction involving Clearwire Corporation).

For these reasons, we respectfully submit to the Staff that Mr. Homer Sun is not an affiliate engaged in the going private transaction and should not be a filing person with respect to the Schedule 13E-3.

We note that four Morgan Stanley entities have already been included as filing persons with respect to the Schedule 13E-3. The relevant information of Mr. Sun has also been fully disclosed in the filed Schedule 13E-3. Adding Mr. Sun as a filing person would not materially enhance the protection of public shareholders in relation to the transaction.

Securities and Exchange Commission, p. 5

Preliminary Proxy Statement on Schedule 14A

Merger Consideration, page 6

3.	We note your revisions in response to prior comment 12. Please revise to clarify the consequences to the beneficiaries of Prosper Sino if it would not receive options.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 6 and 64 of the Revised Proxy Statement.

Background of the Merger, page 25

4.	Please apply prior comment 16 to the remainder of your disclosure in this section. As one example only, we note continued disclosure on page 28 regarding MSPEA negotiating, discussing and participating in discussions.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 28 of the Revised Proxy Statement.

Item 16. Exhibits, page 15

5.	Your revisions in response to prior comment 17 appear to address only information you provided to NASDAQ, rather than the reasons trading did not resume. Please revise to clarify those reasons. Please also clarify the “certain additional information” you provided, as noted on page 37.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 37 of the Revised Proxy Statement.

6.	We note your revisions in response to prior comment 18; however, your disclosure on page 37 continues to imply that the new projections changed only categories (a)-(d). If other aspects of the projections changed, please revise to eliminate that implication.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 37 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 51

7.	We note the June 2013 projections relative to your financial performance as disclosed in the Form 10-Q filed November 12, 2013. With a view toward clarified disclosure regarding the material assumptions underlying the June projections, please tell us how those projections were determined and why the performance projected in June appears to differ substantially from actual performance. Also, given such actual performance, please tell us, with a view toward disclosure, what consideration has been given to further updating the projections and obtaining an updated opinion and analyses from the company’s financial advisor.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 43, 44 and 76 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 6

8.	Please disclose the amount of “cash allocated by Company management . . . for the imminent construction of a new manufacturing facility.” Also disclose the reasons this amount was deducted from cash and cash equivalents. In this regard, it appears from your most recent Form 10-Q that none of the cash allocated in this manner has been spent.

According to Company personnel estimates, including the projections disclosed in the Proxy Statement, the Company will reach production capacity limits within the next one to two years and as a result expects to build a new manufacturing facility which we expect will be completed in 2015. The Company had expected to begin work on the new facility in 2013, but due to delays in acquiring the land, it now expects construction of the new facility to begin in 2014. According to Company personnel, the Company will not be able to achieve the the levels of growth and profitability projected in the Company’s forecast (i.e., the June 2013 Set) without building a new manufacturing facility within the timeframe noted above. The cash amount allocated for this new manufacturing facility is therefore required for the Company’s ongoing operations and is not “excess” cash that is additive to shareholder value beyond what is captured in the Company’s projected cash flows. In Houlihan Lokey’s Discounted Cash Flow analysis, the cash allocated for the construction of the facility has been excluded from the Company’s projected capital expenditures, thus offsetting the reduction from the cash and cash equivalents. Additionally, the multiples applied in Houlihan Lokey’s Selected Companies and Selected Transactions analyses take into account the Company’s growth projections reflected in the June 2013 Set, which assume the new manufacturing facility is completed in the near-term. In summary, we respectfully advise the Staff that the value of the cash allocated for the construction of the manufacturing facility is captured in Houlihan Lokey’s calculation of implied enterprise value from operations reference ranges and treating it as excess cash would double-count its value to shareholders and result in misleading disclosure to shareholders regarding the Company’s value. In addition, the Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 56, 61, 62 and 76 of the Revised Proxy Statement.

Alternatives to the Merger, page 75

9.	Please disclose the last sentence of your response to prior comment 22. Also, the disclosure you added here relates only to alternatives considered by the special committee. Please revise to disclose alternatives considered by the board of directors.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 76 and 77 of the Revised Proxy Statement.

Security Ownership . . ., page 108

10.	Please clarify how your revisions to notes 3 and 4 addressed prior comment 30. It appears no natural persons have been identified in those notes.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 111 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 7

11.	We note that you incorporated by reference the Form 10-Q filed November 12, 2013 in response to prior comment 33. That comment, however, was not limited to the information you elect to incorporate by reference. Please revise to update all of the information provided pursuant to Item 1010 of Regulation M-A, including the disclosure required by paragraph (c) of that item.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 69 and 115 of the Revised Proxy Statement.

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Please note that attached hereto as Exhibit A is the written acknowledgement by each of Yongye International, Inc. and the other filing persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920 1090.

Very truly yours,

/s/Ling Huang
Ling Huang Esq.

cc:	W . Clayton Johnson, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Mitchell S. Nussbaum, Esq.—Loeb & Loeb LLP
Norwood P. Beveridge, Jr., Esq.—Loeb & Loeb LLP

John E. Lange, Esq.—Paul, Weiss, Rifkind, Wharton & Garrison LLP

Akiko Mikumo, Esq.—Weil, Gotshal & Manges LLP

Peter X . Huang, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Dusek, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission, p. 8

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 6, 2013 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended on November 6, 2013 and November 26, 2013, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on October 28, 2013, as amended on November 6, 2013 and November 26, 2013, by Yongye International, Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Amendment No. 3 to the Schedule 13E-3 and the Amendment No. 3 to the Proxy Statement, each filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yongye International, Inc.

By:	/s/ Sean Shao
Name:	Sean Shao
Director and Chair of Special
Title:	Committee

Yongye International Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Securities and Exchange Commission, p. 9

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Xingmei Zhong

By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

Zishen Wu

By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

Securities and Exchange Commission, p. 10

Prosper Sino Development Limited

By:	/s/ Miss LAU Lai Sze
Name:	Miss LAU Lai Sze, representing INB Holdings Limited
Title:	Director

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Securities and Exchange Commission, p. 11

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

Lead Rich International Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Peng Liu

By:	/s/ Peng Liu